EXHIBIT 10.26

2024 ANNUAL CASH INCENTIVE PLAN Performance Unit Agreement [Form as of July 2024]

This Award Agreement between Qualcomm Incorporated (the “Company”) and <<Executive’s Name>> (the “Executive”) evidences the grant of a Performance Unit (this “Award”) under the Qualcomm Incorporated 2023 Long-Term Incentive Plan (the “Plan”), representing a right to receive a cash payment equal to the amount determined by the HR and Compensation Committee (the “Committee”) based on performance as set forth herein.

Definitions	Capitalized terms used in this Award Agreement have the meaning specified under the Plan, except as otherwise specified herein.

Grant Date	<<Grant Date>>

Performance Period	The Performance Period is the Company’s 2024 fiscal year.

Amount Payable Under this Award
The amount payable under this Award, if any, will be determined by the Committee based on the Performance Award Formula set out in Attachment A, which is attached to this Award Agreement and incorporated herein by reference.

To be eligible to receive payment with respect to this Award, your Service must be continuous from the Grant Date through the Payment Date specified below.

Payment Date
This Award shall be paid in cash no later than thirty (30) calendar days after the Committee’s written determination of whether and the extent to which the Performance Goals set out in the Performance Award Formula have been achieved and its determination of the amount, if any, to be paid.

Repayment Policy	By executing this Award Agreement, you acknowledge that any payment made with respect to this Award is subject to repayment or forfeiture as required to comply with (a) the Qualcomm Incorporated Incentive Compensation Repayment Policy as in effect from time to time, a copy of the current policy is attached to this Award Agreement as Attachment B and incorporated herein by reference; (b) any applicable listing standards of a national securities exchange on which the Company’s securities are listed or as otherwise required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the U.S. Securities and Exchange Commission adopted thereunder, including Rule 10D-1 of the Exchange Act; (c) other applicable U.S. laws and the applicable laws of any other jurisdiction; and (d) any repayment or forfeiture policies hereinafter adopted by the Company, each to the extent determined by the Company in its discretion to be applicable to you (collectively, the “Repayment Policy”). You hereby agree to be bound by the Repayment Policy.

Terms of the Plan	This Award is subject to the terms and conditions of the Plan, which are incorporated herein by reference. In the event of any conflict between this Award Agreement and the terms of the Plan, then the terms of the Plan control.

QUALCOMM INCORPORATED

Name: Heather Ace
Title: Chief Human Resources Officer
Date:
I hereby acknowledge that I have read, understand, and accept the terms of this Award Agreement, the Plan, and the Repayment Policy. I further acknowledge that the Award is governed solely by the terms of this Award Agreement, the Plan and the Repayment Policy which together supersede all prior agreements and understandings between myself and the Company with respect to the Award, whether written or oral.

EXECUTIVE

Name:
Date:
Attachments: Attachment A – Performance Award Formula
Attachment B – Incentive Compensation Repayment Policy

ATTACHMENT A
<<Executive’s Name>>

Base Salary	Target Award Amount as a Percent of Base Salary	Target Award Amount	Maximum Award Amount (200% of Target Award Amount)
<<$>>	<<%>>	<<$>>	<<$>>

PERFORMANCE AWARD FORMULA
The amount payable under this Award, if any, will be equal to the Target Award Amount multiplied by the product of the Financial Performance Incentive Multiple times the Non-Financial Performance Incentive Modifier, with the product capped at 200%.

Financial Performance Incentive Multiple
The Financial Performance Incentive Multiple will be calculated as follows:
Financial Performance Measures    Performance Targets
•2024 Adjusted Revenues: ..............................................................    $<<2024 Adjusted Revenues>>
•2024 Adjusted Operating Income:.................................     $<<2024 Adjusted Operating Income>>

“2024 Adjusted Revenues” means revenues determined in accordance with generally accepted accounting principles in the United States (“GAAP”), and shall be adjusted to exclude the impact of the following items:
(1)Revenues from the Qualcomm Strategic Initiative (“QSI”) segment as defined in the Company’s fiscal 2023 Form 10-K.
(2)The impact of any award, settlement, arbitration and/or judgment arising from a legal dispute or contract dispute to the extent the amount (a) is recorded to revenues for which each event individually equals or exceeds $25 million and (b) is clearly attributable to one or more fiscal years ending before the beginning of the Performance Period.
(3)Contract disputes in excess of $50 million in the Performance Period (including but not limited to disputes resulting in litigation or arbitration) in which: (a) a licensee withholds or fails to make royalty payments or disputes royalty payments paid, (b) attributable revenue is not recorded in GAAP revenue for the Performance Period, (c) such dispute is not resolved during the Performance Period, and (d) projected revenue from such licensee was included in determining the 2024 Adjusted Revenue Performance Target, in which event revenue for the Performance Period will be adjusted to include the amount of revenue the licensee withholds, fails to pay or disputes, or to the extent that the licensee fails to report information sufficient to determine the actual impact on revenue of the withholding, failure to make royalty payments or dispute of payment amounts, such adjustment shall be the specific amount for such licensee that was used in the determining the 2024 Adjusted Revenue Performance Target. It is the intent of this provision to avoid the impact of revenue disputes or the double counting of revenues, subject to the conditions set out herein.

(4)In the event of an acquisition during fiscal 2024 with a purchase price determined in accordance with GAAP that is greater than $5 billion, the impact on revenues from such acquisition.

“2024 Adjusted Operating Income” means operating income from continuing operations determined in accordance with GAAP, and shall be adjusted to exclude the impact of the following items:
(1)Operating Income from the QSI segment as defined in the Company’s fiscal 2023 Form 10-K.
(2)Share-based compensation expense.
(3)Gains and losses driven by the revaluation of our Nonqualified Deferred Compensation Plan liabilities recognized in operating expenses.
(4)Acquisition-related items, which includes: (a) recognition of the step-up of inventories to fair value, (b) purchase accounting effects on property, plant and equipment for acquisitions completed in or after the second quarter of fiscal 2017, (c) amortization of acquisition related intangible assets, (d) third-party acquisition and integration services costs, (e) break-up fees, (f) expenses related to the termination of contracts that limit the use of acquired intellectual property and (g) other costs incurred in connection with acquisitions that are to be expensed upon the close of the acquisition under GAAP. These adjustments shall apply only with respect to applicable items acquired or incurred in transactions that qualify as business combinations pursuant to GAAP.
(5)The following items for which each event individually equals or exceeds $25 million on a pre-tax basis, except as expressly provided in (e) below:
(a)Restructuring and restructuring-related costs (in the aggregate by restructuring event), which consist of the following costs: (i) severance and benefits (including COBRA and outplacement expenses); (ii) third-party consulting and legal costs; (iii) increased security costs; (iv) acceleration of depreciation and/or amortization expense; (v) facilities and lease termination or abandonment charges; (vi) asset impairment charges and/or contract terminations; (vii) third-party business separation costs; and (viii) relocation costs as a result of an office or facility closure.
2024 Adjusted Operating Income shall not be adjusted for any such item that cannot specifically be tied to the restructuring event.
(b)Asset impairments;
(c)Gains/losses on divestitures or non-revenue generating asset sales and associated third-party costs (e.g. bankers’ fees for the sale of a business);
(d)Impact of (i) any fine or award arising from a legal or regulatory matter and (ii) any award, settlement, arbitration and/or judgment arising from a legal or contract dispute to the extent that the profit or loss arising from such award, settlement, arbitration or judgment is clearly attributable to one or more fiscal years ending before the beginning of the Performance Period; and
(e)Gains and losses driven by the revaluation of the Nonqualified Deferred Compensation Plan liabilities recognized in operating expense.
(6)Contract disputes in excess of $50 million in the Performance Period (including but not limited to disputes resulting in litigation or arbitration) in which: (a) a licensee withholds or fails to make royalty payments or disputes royalty payments paid, (b) attributable revenue is not recorded in GAAP revenue for the Performance Period, (c) such dispute is not resolved during the Performance Period, and (d) projected revenue from such licensee was included in determining the 2024 Adjusted Operating Income Performance Target, in which event revenue for the Performance Period will be adjusted to include the amount of revenue the licensee withholds, fails to pay or disputes, or to the extent that the licensee fails to report information sufficient to determine the actual impact on revenue of the withholding, failure to make royalty payments or dispute of payment amounts, such adjustment shall be the specific amount for such licensee that was used in determining the 2024 Adjusted Operating Income Performance Target. It is the intent of this provision to avoid the impact of revenue disputes or the double counting of revenues, subject to the conditions set out herein.

(7)In the event of an acquisition during fiscal 2024 with a purchase price that is greater than $5 billion, the impact on operating income from such acquisition.

Weighted Financial Performance Ratio and Financial Performance Incentive Multiple
The Weighted Financial Performance Ratio will be based on a relative weighting of 40% to 2024 Adjusted Revenues and 60% to 2024 Adjusted Operating Income.
1.The Weighted Financial Performance Ratio for 2024 Adjusted Revenues will be the result of 0.40 multiplied by a fraction, the numerator of which is the actual 2024 Adjusted Revenues and the denominator of which is the 2024 Adjusted Revenues Performance Target stated above.
2.The Weighted Financial Performance Ratio for 2024 Adjusted Operating Income will be the result of 0.60 multiplied by a fraction, the numerator of which is the actual 2024 Adjusted Operating Income and the denominator of which is the 2024 Adjusted Operating Income Performance Target stated above.
The resulting Weighted Financial Performance Ratios for 2024 Adjusted Revenues and 2024 Adjusted Operating Income will then be summed (the sum referred to as the “Weighted Financial Performance Ratio”) and the “Financial Performance Incentive Multiple” will be calculated according to the schedule set forth below:

Weighted Financial Performance Ratio	Financial Performance Incentive Multiple	Rate of Increase / Decrease to the Financial Performance Incentive Multiple

> 120%	2.00	The Financial Incentive Performance Multiple is at the maximum of 2.00 when the Weighted Financial Performance Ratio is greater than 1.20.

120%	2.00	For each one percent that Weighted Financial Performance Ratio exceeds the objective (100%), the Financial Performance Incentive Multiple increases by 0.05 from the target Financial Performance Incentive Multiple of 1.00 up to a Financial Performance Incentive Multiple of 2.00 when the Weighted Financial Performance Ratio is 120%.
115%	1.75
110%	1.50
105%	1.25
100%	1.00

95%	0.8125	For each one percent that Weighted Financial Performance Ratio is less than the objective (100%), the Financial Performance Incentive Multiple decreases by 0.0375 from the target Financial Performance Incentive Multiple of 1.00 to a Financial Performance Incentive Multiple of 0.25 when the Weighted Financial Performance Ratio is 80%.
90%	0.625
85%	0.4375
80%	0.25

< 80%	0.00	The Financial Performance Incentive Multiple is zero (0.00) when the Weighted Financial Performance Ratio is less than 80%.

Non-Financial Performance Incentive Modifier

The Non-Financial Performance Incentive Modifier will be evaluated based upon the following:

Non-Financial Performance Measure

•Human Capital Advancements

Non-Financial Performance Incentive Modifier

The Non-Financial Performance Incentive Modifier will be determined by the Committee in its discretion taking into consideration interim status input from Management and a final self-assessment of advancements with respect to the Non-Financial Performance Measure prepared by Management following the close of the fiscal year. Based on these inputs and related discussions, the Committee in its discretion will determine a single Non-Financial Performance Incentive Modifier which shall be applicable uniformly to the Executive and all Award participants for the Performance Period. The Non-Financial Performance Incentive Modifier may range from 0.9 to 1.1. However, the Maximum Award Amount is capped at 200% of the Target Award Amount.

ATTACHMENT B
QUALCOMM INCORPORATED
Incentive Compensation Repayment Policy
1.     INTRODUCTION
QUALCOMM Incorporated (the “Company”) is adopting this Incentive Compensation Repayment Policy (this “Policy”) to provide for the Company’s criteria and process for recovering certain Incentive Compensation (as defined below) erroneously awarded to or earned or received by Affected Officers (as defined below) under certain circumstances. This Policy is adopted effective as of the date set forth above (the “Effective Date”). As of the Effective Date, this Policy is the successor to and restates the Company’s Incentive Compensation Repayment Policy that was adopted effective September 23, 2020.

This Policy is administered by the HR and Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all parties. The Committee may amend or terminate this Policy at any time.

This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and the applicable rules of the Nasdaq Stock Market, including Rule 5608, or any other national securities exchange on which the Company’s securities are then listed (the “Exchange”) and will be interpreted and administered consistent with that intent.

2.     EFFECTIVE DATE

This Policy shall apply to all Incentive Compensation received by an Affected Officer on or after the Effective Date to the extent permitted or required by applicable law or the rules of the Exchange.
3.     DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Affected Officer” means any current or former “officer” as defined in Exchange Act Rule 16a-1 and includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a (significant) policy-making function, or any other person who performs similar policymaking functions for the Company. The Board makes a determination, at least annually, of the individuals who are the Company’s “officers” as defined in Exchange Act Rule 16a-1.

“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount shall reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Committee in its sole discretion. The Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange as required by such Exchange.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission (“SEC”). Stock price and total shareholder return are also Financial Reporting Measures.

“Incentive Compensation” means any compensation that is awarded, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

4.    RECOVERY
If the Company is required to prepare a Restatement, the Company shall seek to recover and claw back reasonably promptly all Erroneously Awarded Compensation that is received by an Affected Officer:

(i)on and after the Effective Date;

(ii)after beginning service as an Affected Officer;

(iii)who served as an Affected Officer at any time during the performance period for that Incentive Compensation;

(iv)while the Company has a class of securities listed on the Exchange; and

(v)during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those years that results from a change in the Company’s fiscal year, provided that a transition period of nine to 12 months will be deemed to be a completed fiscal year).

For purposes of this Policy:

•Erroneously Awarded Compensation is deemed to be received in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and

•the date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.

For purposes of clarity, in no event shall the Company be required to award any Affected Officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Affected Officer. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.

To the extent required by applicable law or the rules of the Exchange any profits realized from the sale of securities of the Company are subject to recoupment under this Policy.
5.    SOURCES OF RECOUPMENT
In seeking recoupment of Erroneously Awarded Compensation under this Policy, to the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Affected Officer(s) from any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; and (iv) direct repayment. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected Officer.

To the extent that an Affected Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall, or shall cause one or more of its subsidiaries to, take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the Affected Officer; provided that the Affected Officer shall be required to reimburse the Company and its subsidiaries for any and all expenses reasonably incurred (including legal fees) by the Company or any of its subsidiaries in recovering such Erroneously Awarded Compensation.

6.    LIMITED EXCEPTIONS TO RECOVERY
Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, provided that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:

(i)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such attempt and has (to the extent required) provided that documentation to the Exchange;

(ii)    Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or
(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.
7.    INDEMNIFICATION AND INSURANCE
Neither the Company nor any of its subsidiaries is permitted to indemnify or reimburse any Affected Officer against the recovery of Erroneously Awarded Compensation. In addition, the Company and its subsidiaries are prohibited from paying the premiums on an insurance policy that would cover an Affected Officer’s potential clawback obligations, or entering into any agreement that exempts any Incentive Compensation from this Policy or that waives the Company or any of its subsidiary’s rights to recover Erroneously Awarded Compensation in accordance with this Policy, and this Policy shall supersede any such agreement.
8.    SEVERABILITY
If any provision of this Policy or the application of any such provision to any Affected Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

9.    NO IMPAIRMENT OF OTHER REMEDIES
This Policy does not preclude the Company from taking any other action to enforce an Affected Officer’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. The Company will comply with the disclosure, documentation and records requirements related to this Policy under Section 10D of the Exchange Act, applicable listing rules of the Exchange and applicable SEC filings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and any of its subsidiaries under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement, and any other legal remedies available to the Company or any of its subsidiaries. The Committee may require that any employment agreement, offer letter, compensation plan, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Affected Officer to agree to abide by the terms of this Policy.